UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40616

BLACK SPADE ACQUISITION CO

(Exact name of Issuer as specified in its charter)

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong, + 852 3955 1316

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A ordinary shares, $0.0001 par value

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Units, each consisting of one Class A ordinary share and one-half of one warrant

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:                     One (1)*

* Effective on August 11, 2023, a wholly owned subsidiary of VinFast Auto Ltd. merged with and into Black Spade Acquisition Co, with Black Spade Acquisition Co surviving the merger and becoming a wholly owned subsidiary of VinFast Auto Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, Black Spade Acquisition Co has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

August 31, 2023	By:	/s/ Nguyen Thi Van Trinh	Director
Date		Name: Nguyen Thi Van Trinh	Title